**Ridgeway**
**Petroleum Corp.**

02042904

02 JUL 30 AM 9:29

**#82 - 1819**

SUPPL

July 11, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

**RE: RIDGEWAY PETROLEUM CORP. - #82-1819 - Formerly Brenwest Mining Limited**

**Dear Sir/Madam:**

Enclosed for your files are two copies of our July 11, 2002 news release.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Best Regards,

Christiane Koeksal
Office Manager
RIDGEWAY PETROLEUM CORP.
encl/2

dlw 7/30

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

**Ridgeway**
**Petroleum Corp.**

02 JUL 30 AM 9:29

# NEWS RELEASE

## Ridgeway Receives Funds from Exercise of Warrants

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

Date: July 11, 2002

Ridgeway Petroleum Corp. has recently received approximately $1,111,000 from the exercise of common share purchase warrants. Since the beginning of the year, the Company has received a further $437,500 from the exercise of employee stock options. The Company is well positioned financially as it continues to develop its St. Johns Helium/$CO_2$ Project.

**About Ridgeway Petroleum**: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and carbon dioxide ($CO_2$) in the world. $CO_2$ is critical to the enhanced oil recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets.

**For more information, please contact Don Currie toll free 1-888-990-3551 or visit our** website at www.ridgewaypetroleum.com.

**ON BEHALF OF THE BOARD OF DIRECTORS**

Walter B. Ruck, President

THE **TSX VENTURE EXCHANGE** HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.


1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

**Ridgeway**
**Petroleum Corp.**

02 JUL 30 AM 9:29

# NEWS RELEASE

## Ridgeway Receives Funds from Exercise of Warrants

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

Date: July 11, 2002

Ridgeway Petroleum Corp. has recently received approximately $1,111,000 from the exercise of common share purchase warrants. Since the beginning of the year, the Company has received a further $437,500 from the exercise of employee stock options. The Company is well positioned financially as it continues to develop its St. Johns Helium/$CO_2$ Project.

**About Ridgeway Petroleum**: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and carbon dioxide ($CO_2$) in the world. $CO_2$ is critical to the enhanced oil recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets.

**For more information, please contact Don Currie toll free 1-888-990-3551 or visit our** website at www.ridgewaypetroleum.com.

**ON BEHALF OF THE BOARD OF DIRECTORS**

Walter B. Ruck, President

THE **TSX VENTURE EXCHANGE** HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com